UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2021 AND 2020

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, the “Company”) as of March 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2021 and 2020, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”).  Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2021 and 2020, and its consolidated financial performance and cash flows for the three-month periods ended March 31, 2021 and 2020, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$31,316 million and NT$9,990 million, which represented 7.94% and 2.77% of the total consolidated assets as of March 31, 2021 and 2020, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$1,711 million and NT$(826) million, which represented 15.58% and (100.51)% of the consolidated income (loss) from continuing operations before income tax for the three-month periods ended March 31, 2021 and 2020, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures in the amount of NT$852 million and NT$(569) million, which represented 6.34% and 22.93% of the consolidated total comprehensive income (loss) for the three-month periods ended March 31, 2021 and 2020, respectively, are based solely on the reports of other independent auditors.

/s/ Chiu, Wan-Ju

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

April 28, 2021

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2021, December 31, 2020 and March 31, 2020 (March 31, 2021 and 2020 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	March 31, 2021	December 31, 2020	March 31, 2020
Current assets
Cash and cash equivalents	6(1)	$ 107,285,177	$94,048,036	$95,166,359
Financial assets at fair value through profit or loss, current	6(2)	1,031,863	1,216,634	751,878
Contract assets, current	6(20)	249,468	257,841	204,370
Notes receivable		-	-	107
Accounts receivable, net	6(3)	28,839,306	27,094,355	28,300,387
Accounts receivable-related parties, net	7	397,702	178,918	268,908
Other receivables		1,491,776	1,668,874	683,349
Current tax assets		34,934	37,598	642,084
Inventories, net	6(4)	22,225,438	22,552,486	22,125,662
Prepayments		2,401,731	2,324,838	3,328,519
Other current assets	6(7), 6(20)	15,125,747	14,926,331	8,123,023
Total current assets		179,083,142	164,305,911	159,594,646

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 7	16,652,876	14,826,087	12,374,963
Financial assets at fair value through other comprehensive income, noncurrent	6(5)	14,702,528	10,526,144	11,617,475
Investments accounted for under the equity method	6(6)	33,480,086	31,225,677	11,864,456
Property, plant and equipment	6(8), 8	126,430,095	132,774,663	141,150,859
Right-of-use assets	6(9), 8	7,609,051	7,748,042	7,998,237
Intangible assets	6(10), 7	4,657,989	4,877,913	4,775,326
Deferred tax assets		6,177,033	6,832,711	7,626,477
Prepayment for equipment		2,014,082	586,333	459,808
Refundable deposits	8	2,272,053	2,310,961	2,480,716
Other noncurrent assets-others		1,183,219	1,501,933	513,654
Total non-current assets		215,179,012	213,210,464	200,861,971

Total assets		$ 394,262,154	$ 377,516,375	$ 360,456,617

(continued)

4

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2021, December 31, 2020 and March 31, 2020 (March 31, 2021 and 2020 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	March 31, 2021	December 31, 2020	March 31, 2020
Current liabilities
Short-term loans	6(11), 6(27)	$ 5,162,639	$ 11,057,132	$ 9,432,437
Financial liabilities at fair value through profit or loss, current	6(12)	19,653	2,326	-
Contract liabilities, current	6(20)	2,827,171	2,040,989	1,437,106
Notes and accounts payable		8,260,804	7,862,137	8,922,935
Other payables	7	17,394,725	17,877,736	15,126,973
Payables on equipment		5,290,594	5,448,921	2,783,498
Current tax liabilities		1,482,283	1,050,965	750,168
Lease liabilities, current	6(9), 6(27)	553,806	550,147	575,399
Current portion of long-term liabilities	6(13), 6(14), 6(27)	32,120,532	26,985,078	15,918,661
Other current liabilities	6(16), 6(17), 6(27), 7	5,418,640	5,368,095	6,156,823
Total current liabilities		78,530,847	78,243,526	61,104,000

Non-current liabilities
Contract liabilities, noncurrent	6(20)	457,280	456,480	484,480
Bonds payable	6(13), 6(27)	10,492,111	16,690,474	18,688,289
Long-term loans	6(14), 6(27)	17,210,484	8,080,938	29,058,915
Deferred tax liabilities		1,609,952	1,631,459	2,099,147
Lease liabilities, noncurrent	6(9), 6(27)	4,924,602	5,026,717	5,169,507
Net defined benefit liabilities, noncurrent	6(15)	3,735,864	4,162,654	4,011,998
Guarantee deposits	6(27)	573,446	235,199	118,664
Other noncurrent liabilities-others	6(16), 6(27), 9(5)	27,054,808	27,215,826	28,901,711
Total non-current liabilities		66,058,547	63,499,747	88,532,711

Total liabilities		144,589,394	141,743,273	149,636,711

Equity attributable to the parent company
Capital	6(13), 6(18)
Common stock		124,224,015	124,224,015	117,739,944
Capital collected in advance		-	-	4,483,771
Additional paid-in capital	6(13), 6(18), 6(19)
Premiums		36,809,962	36,809,962	36,809,962
Treasury stock transactions		3,340,664	3,340,664	2,746,103
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		466,457	466,457	466,457
Recognition of changes in subsidiaries’ ownership		1,656	-	1,085
Share of changes in net assets of associates and joint ventures accounted for using equity method		93,955	93,880	123,476
Employee stock options		161,791	88,504	252,073
Stock options		-	-	932,918
Restricted stock for employees		2,170,666	2,170,666	-
Other		11,506	241,081	13,091
Retained earnings	6(18)
Legal reserve		12,536,526	12,536,526	11,572,579
Special reserve		11,022,314	11,022,314	14,513,940
Unappropriated earnings		66,785,116	56,617,520	36,078,919
Other components of equity	6(19)
Exchange differences on translation of foreign operations		(13,353,706)	(11,890,876)	(9,137,231)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		8,722,157	3,726,229	(5,726,023)
Unearned employee compensation		(3,295,908)	(3,667,395)	-
Treasury stock	6(18), 6(19)	(119,801)	(119,801)	(119,801)
Total equity attributable to the parent company		249,577,370	235,659,746	210,751,263

Non-controlling interests	6(18)	95,390	113,356	68,643
Total equity		249,672,760	235,773,102	210,819,906

Total liabilities and equity		$ 394,262,154	$ 377,516,375	$ 360,456,617

The accompanying notes are an integral part of the consolidated financial statements.

5

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month periods ended March 31, 2021 and 2020
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended March 31,
	Notes	2021	2020
Operating revenues	6(20), 7	$ 47,097,012	$ 42,267,847
Operating costs	6(4), 6(10), 6(15), 6(19), 6(20), 6(21), 7	(34,602,710)	(34,145,576)
Gross profit		12,494,302	8,122,271
Operating expenses	6(3), 6(10), 6(15), 6(19), 6(21), 7
Sales and marketing expenses		(1,089,397)	(1,039,776)
General and administrative expenses		(1,806,266)	(1,543,565)
Research and development expenses		(3,048,992)	(3,184,868)
Expected credit impairment gains		12,452	46,275
Subtotal		(5,932,203)	(5,721,934)
Net other operating income and expenses	6(16), 6(22)	1,059,648	1,013,684
Operating income		7,621,747	3,414,021
Non-operating income and expenses
Interest income		116,443	250,618
Other income		14,106	4,102
Other gains and losses	6(23)	1,776,997	(1,218,125)
Finance costs	6(23)	(406,249)	(633,899)
Share of profit or loss of associates and joint ventures	6(6)	1,766,569	(847,006)
Exchange gain, net		93,456	-
Exchange loss, net		-	(147,835)
Subtotal		3,361,322	(2,592,145)
Income from continuing operations before income tax		10,983,069	821,876
Income tax benefit (expense)	6(25)	(1,094,171)	408,429
Net income		9,888,898	1,230,305
Other comprehensive income (loss)	6(24)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income		4,176,385	(3,105,757)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		875,739	(588,889)
Income tax related to items that will not be reclassified subsequently	6(25)	(33,302)	42,600
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(1,456,238)	(60,221)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		(5,576)	979
Income tax related to items that may be reclassified subsequently	6(25)	(1,018)	(2,979)
Total other comprehensive income (loss)		3,555,990	(3,714,267)
Total comprehensive income (loss)		$ 13,444,888	$ (2,483,962)

Net income (loss) attributable to:
Stockholders of the parent		$ 10,427,915	$2,206,930
Non-controlling interests		(539,017)	(976,625)
		$9,888,898	$1,230,305

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ 13,983,907	$ (1,634,010)
Non-controlling interests		(539,019)	(849,952)
		$ 13,444,888	$ (2,483,962)

Earnings per share (NTD)	6(26)
Earnings per share-basic		$0.85	$0.19
Earnings per share-diluted		$0.84	$0.17

The accompanying notes are an integral part of the consolidated financial statements.

6

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three-month periods ended March 31, 2021 and 2020
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital			Retained Earnings			Other Components of Equity
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2020	6(18)	$117,243,187	$ 332,611	$ 39,550,394	$ 11,572,579	$ 14,513,940	$ 34,733,761	$ (8,948,337)	$ (2,073,977)	$-	$ (119,801)	$206,804,357	$ 410,065	$207,214,422
Net income (loss) for the three-month ended March 31, 2020	6(18)	-	-	-	-	-	2,206,930	-	-	-	-	2,206,930	(976,625)	1,230,305
Other comprehensive income (loss) for the three-month period ended March 31, 2020	6(18), 6(24)	-	-	-	-	-	-	(188,894)	(3,652,046)	-	-	(3,840,940)	126,673	(3,714,267)
Total comprehensive income (loss)		-	-	-	-	-	2,206,930	(188,894)	(3,652,046)	-	-	(1,634,010)	(849,952)	(2,483,962)
Share-based payment transaction	6(19)	-	-	39,330	-	-	-	-	-	-	-	39,330	-	39,330
Conversion of convertible bonds	6(13), 6(18)	496,757	4,151,160	1,862,366	-	-	-	-	-	-	-	6,510,283	-	6,510,283
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	208	-	-	-	-	-	-	-	208	-	208
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(18)	-	-	(106,879)	-	-	-	-	-	-	-	(106,879)	106,879	-
Changes in subsidiaries’ ownership	6(18)	-	-	(133)	-	-	-	-	-	-	-	(133)	(32)	(165)
Non-Controlling Interests	6(18)	-	-	-	-	-	-	-	-	-	-	-	(570,188)	(570,188)
Others	6(18)	-	-	(121)	-	-	(861,772)	-	-	-	-	(861,893)	971,871	109,978
Balance as of March 31, 2020	6(18)	$117,739,944	$ 4,483,771	$ 41,345,165	$ 11,572,579	$ 14,513,940	$ 36,078,919	$ (9,137,231)	$ (5,726,023)	$-	$ (119,801)	$210,751,263	$68,643	$210,819,906

Balance as of January 1, 2021	6(18)	$124,224,015	$-	$ 43,211,214	$ 12,536,526	$ 11,022,314	$ 56,617,520	$(11,890,876)	$ 3,726,229	$ (3,667,395)	$ (119,801)	$235,659,746	$ 113,356	$235,773,102
Net income (loss) for the three-month ended March 31, 2021	6(18)	-	-	-	-	-	10,427,915	-	-	-	-	10,427,915	(539,017)	9,888,898
Other comprehensive income (loss) for the three-month period ended March 31, 2021	6(18), 6(24)	-	-	-	-	-	-	(1,462,830)	5,018,822	-	-	3,555,992	(2)	3,555,990
Total comprehensive income (loss)		-	-	-	-	-	10,427,915	(1,462,830)	5,018,822	-	-	13,983,907	(539,019)	13,444,888
Share-based payment transaction	6(19)	-	-	73,287	-	-	-	-	-	371,487	-	444,774	-	444,774
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	75	-	-	22,894	-	(22,894)	-	-	75	-	75
Changes in subsidiaries’ ownership	6(18)	-	-	1,656	-	-	-	-	-	-	-	1,656	(1,654)	2
Non-Controlling Interests	6(18)	-	-	-	-	-	-	-	-	-	-	-	2,895	2,895
Others	6(18)	-	-	(229,575)	-	-	(283,213)	-	-	-	-	(512,788)	519,812	7,024
Balance as of March 31, 2021	6(18)	$124,224,015	$-	$ 43,056,657	$ 12,536,526	$ 11,022,314	$ 66,785,116	$(13,353,706)	$ 8,722,157	$ (3,295,908)	$ (119,801)	$249,577,370	$95,390	$249,672,760

The accompanying notes are an integral part of the consolidated financial statements.

7

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2021 and 2020
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2021	2020
Cash flows from operating activities:
Net income before tax	$10,983,069	$ 821,876
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	11,135,846	11,835,439
Amortization	697,629	661,620
Expected credit impairment gains	(12,452)	(46,275)
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	(1,759,147)	1,136,655
Interest expense	388,567	618,633
Interest income	(116,443)	(250,618)
Dividend income	(14,106)	(4,102)
Share-based payment	444,809	37,617
Share of loss (profit) of associates and joint ventures	(1,766,569)	847,006
Gain on disposal of property, plant and equipment	(19,196)	(9,849)
Loss (gain) on disposal of investments	10,188	(5,876)
Exchange loss on financial assets and liabilities	79,297	349,469
Amortization of deferred government grants	(987,088)	(952,358)
Income and expense adjustments	8,081,335	14,217,361
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	328,911	(163,941)
Contract assets	(672)	10,663
Notes receivable and accounts receivable	(2,209,866)	(2,791,705)
Other receivables	108,868	(11,811)
Inventories	167,008	(418,986)
Prepayments	223,291	2,894,217
Other current assets	(126)	-
Contract fulfillment costs	(177,691)	(113,573)
Contract liabilities	801,198	449,196
Notes and accounts payable	483,491	49,302
Other payables	(400,030)	(18,869)
Other current liabilities	14,024	(33,776)
Net defined benefit liabilities	(426,790)	(13,374)
Other noncurrent liabilities-others	41,198	-
Cash generated from operations	18,017,218	14,876,580
Interest received	124,587	227,165
Dividend received	392,645	370
Interest paid	(202,904)	(221,056)
Income tax paid	(50,876)	(151,169)
Net cash provided by operating activities	18,280,670	14,731,890

(continued)

8

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2021 and 2020
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2021	2020
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(199,037)	$(205,976)
Proceeds from disposal of financial assets at fair value through profit or loss	39,737	156,471
Proceeds from disposal of investments accounted for under the equity method	-	29,723
Increase in prepayment for investments	-	(30,000)
Decrease in prepayment for investment	-	3,987
Disposal of subsidiary	(10,190)	-
Acquisition of property, plant and equipment	(7,351,902)	(3,631,488)
Proceeds from disposal of property, plant and equipment	30,477	23,558
Increase in refundable deposits	(36,532)	(40,607)
Decrease in refundable deposits	73,397	160,693
Acquisition of intangible assets	(619,359)	(452,853)
Government grants related to assets acquisition	962,121	6,236
Increase in other financial assets	(1,426,407)	(5,114,454)
Decrease in other financial assets	1,418,850	-
Increase in other noncurrent assets-others	(900)	(15,924)
Net cash used in investing activities	(7,119,745)	(9,110,634)
Cash flows from financing activities:
Increase in short-term loans	1,914,185	4,302,254
Decrease in short-term loans	(7,729,320)	(6,846,050)
Cash payments for the principal portion of the lease liability	(172,018)	(185,435)
Redemption of bonds	-	(2,500,000)
Proceeds from long-term loans	12,559,520	500,000
Repayments of long-term loans	(4,377,151)	(519,093)
Increase in guarantee deposits	406,865	56,989
Decrease in guarantee deposits	(25,081)	(88,625)
Change in non-controlling interests	2,895	(570,188)
Others	(354)	1,254
Net cash provided by (used in) financing activities	2,579,541	(5,848,894)
Effect of exchange rate changes on cash and cash equivalents	(503,325)	(98,480)
Net increase (decrease) in cash and cash equivalents	13,237,141	(326,118)
Cash and cash equivalents at beginning of period	94,048,036	95,492,477
Cash and cash equivalents at end of period	$ 107,285,177	$95,166,359

The accompanying notes are an integral part of the consolidated financial statements.

9

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Three-Month Periods Ended March 31, 2021 and 2020

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan. The principal operating activities of UMC and its subsidiaries (“the Company”) are described in Notes 4(3) and 14.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on April 28, 2021.

3.	NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)	The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2021. There were no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)	Standards issued by International Accounting Standards Board (“IASB”) but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:
10

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” – Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IAS 1 “Presentation of Financial Statements” – Classification of Liabilities as Current or Non-current	January 1, 2023
Narrow-scope amendments of IFRS, including Amendments to IFRS 3, Amendments to IAS 16, Amendments to IAS 37	January 1, 2022
Annual Improvements to IFRS Standards 2018 – 2020:	January 1, 2022
Amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards”
Amendments to IFRS 9 “Financial Instruments”
Amendments to IFRS 16 “Leases”
Amendments to IAS 41 “Agriculture”
Amendments to IAS 1 “Presentation of Financial Statements” – Disclosure Initiative - Accounting Policies	January 1, 2023
Amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” – Definition of Accounting Estimates	January 1, 2023
Amendment to IFRS 16 “Leases” – Covid-19-Related Rent Concessions beyond June 30, 2021	April 1, 2021

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a.	IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment) (“IAS 28”)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture. IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.

11

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

b.	IAS 1 “Presentation of Financial Statements” (“IAS 1”) - Classification of Liabilities as Current or Non-current (Amendment)

These are the amendments to paragraphs 69-76 of IAS 1 presentation of financial statements and the amended paragraphs related to the classification of liabilities as current or non-current.

c.	Narrow-scope amendments of IFRS, including Amendments to IFRS 3, Amendments to IAS 16, Amendments to IAS 37
i.	Updating a Reference to the Conceptual Framework (Amendments to IFRS 3)

The amendments updated IFRS 3 by replacing a reference to an old version of the Conceptual Framework for Financial Reporting with a reference to the latest version, which was issued in March 2018. The amendments also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities. Besides, the amendments clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Conceptual Framework.

ii.	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss.

iii.	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments clarify what costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous.

d.	Annual Improvements to IFRS Standards 2018 – 2020
i.	Amendment to IFRS 1

The amendment simplifies the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences.

ii.	Amendment to IFRS 9 Financial Instruments

The amendment clarifies the fees a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.

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iii.	Amendment to Illustrative Examples Accompanying IFRS 16 Leases

The amendment to Illustrative Example 13 accompanying IFRS 16 modifies the treatment of lease incentives relating to lessee’s leasehold improvements.

e.	IAS 1 “Presentation of Financial Statements” (“IAS 1”) - Disclosure Initiative - Accounting Policies (Amendment)

The amendments improve accounting policy disclosures that to provide more useful information to investors and other primary users of the financial statements.

f.	IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) -Definition of Accounting Estimates (Amendment)

The amendments introduce the definition of accounting estimates and included other amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to help companies distinguish changes in accounting estimates from changes in accounting policies.

g.	IFRS 16 “Leases” (“IFRS 16”) - Covid-19-Related Rent Concessions beyond June 30, 2021 (Amendment)

This amendment extends the practical expedient in paragraph 46A of IFRS 16 for one year.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) ~ (g) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

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(3)	General Description of Reporting Entity

a.	Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2020. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2020.

b.	The consolidated entities are as follows:

As of March 31, 2021, December 31, 2020 and March 31, 2020

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	March 31, 2021	December 31, 2020	March 31, 2020
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	-	-	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
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UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	-	-	93.36
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	81.27	81.40	82.23
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	-	-	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	-	-	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	-	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
15

WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	99.9985	99.9985
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	67.76	67.76	65.22

(4)	Other Significant Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2020. For the summary of significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2020.

5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2021 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2020. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2020.

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6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Cash on hand and petty cash	$5,828	$5,765	$5,961
Checking and savings accounts	26,821,148	20,163,007	25,534,129
Time deposits	72,125,891	66,939,601	60,863,814
Repurchase agreements collateralized by government bonds and corporate notes	8,332,310	6,939,663	8,762,455
Total	$107,285,177	$94,048,036	$95,166,359

(2)	Financial Assets at Fair Value through Profit or Loss

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$11,034,769	$9,654,682	$7,391,988
Preferred stocks	3,166,166	3,299,004	3,312,141
Funds	2,998,337	2,674,476	2,304,293
Convertible Bonds	485,467	412,175	118,419
Forward contracts	-	2,384	-
Total	$17,684,739	$16,042,721	$13,126,841

Current	$1,031,863	$1,216,634	$751,878
Noncurrent	16,652,876	14,826,087	12,374,963
Total	$17,684,739	$16,042,721	$13,126,841

(3)	Accounts Receivable, Net

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Accounts receivable	$29,033,147	$27,300,439	$28,955,352
Less: loss allowance	(193,841)	(206,084)	(654,965)
Net	$28,839,306	$27,094,355	$28,300,387

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Aging analysis of accounts receivable:

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Neither past due	$27,168,564	$23,801,905	$24,783,342
Past due:
≤ 30 days	1,161,680	2,730,865	2,225,279
31 to 60 days	55,641	95,398	438,467
61 to 90 days	26,900	13,258	295,165
91 to 120 days	20,586	23,774	84,448
≥ 121 days	599,776	635,239	1,128,651
Subtotal	1,864,583	3,498,534	4,172,010
Total	$29,033,147	$27,300,439	$28,955,352

Movement of loss allowance for accounts receivable:

	For the three-month periods ended March 31,
	2021	2020
Beginning balance	$206,084	$697,590
Net recognize (reversal) for the period	(12,243)	(42,625)
Ending balance	$193,841	$654,965

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the three-month periods ended March 31, 2021 and 2020, the expected credit loss rates are not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

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(4)	Inventories, Net

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Raw materials	$5,023,565	$5,507,002	$5,437,036
Supplies and spare parts	4,387,332	4,290,672	3,888,081
Work in process	12,317,790	11,872,971	11,570,958
Finished goods	496,751	881,841	1,229,587
Total	$22,225,438	$22,552,486	$22,125,662

a.	For the three-month periods ended March 31, 2021 and 2020, the Company recognized NT$33,633 million and NT$33,062 million, respectively, in operating cost, of which NT$117 million was related to write-down of inventories and NT$201 million was related to reversal of write-down of inventories.

b.	None of the aforementioned inventories were pledged.

(5)	Financial Assets at Fair Value through Other Comprehensive Income, Non-Current

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Equity instruments
Common stocks	$14,518,089	$10,355,999	$11,456,752
Preferred stocks	184,439	170,145	160,723
Total	$14,702,528	$10,526,144	$11,617,475

a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.	Dividend income from equity instruments designated as fair value through other comprehensive income were both nil for the three-month periods ended March 31, 2021 and 2020.
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(6)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method is as follows:

	As of
	March 31, 2021		December 31, 2020		March 31, 2020
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,626,161	13.78	$1,589,448	13.78	$1,448,136	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note B)	9,331,612	13.36	9,107,377	13.36	-	-
CLIENTRON CORP. (CLIENTRON) (Note C)	-	-	-	-	266,718	20.01
Unlisted companies
MTIC HOLDINGS PTE. LTD.	25,542	45.44	26,966	45.44	16,451	45.44
PURIUMFIL INC.	6,010	44.45	6,206	44.45	6,788	44.45
UNITECH CAPITAL INC.	765,075	42.00	823,185	42.00	598,069	42.00
TRIKNIGHT CAPITAL CORPORATION	3,048,700	40.00	2,488,169	40.00	2,050,413	40.00
HSUN CHIEH CAPITAL CORP.	241,728	40.00	195,675	40.00	108,429	30.00
HSUN CHIEH INVESTMENT CO., LTD.	10,755,737	36.49	10,165,563	36.49	3,815,710	36.49
YANN YUAN INVESTMENT CO., LTD.	7,415,269	30.87	6,551,136	30.87	3,259,167	30.87
UNITED LED CORPORATION HONG KONG LIMITED	96,093	25.14	96,026	25.14	113,644	25.14
VSENSE CO., LTD.	$-	23.98	$941	23.98	$1,153	25.90
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	168,159	10.38	174,985	10.38	179,778	10.38
WINAICO IMMOBILIEN GMBH (Note E)	-	-	-	-	-	44.78
Total	$33,480,086		$31,225,677		$11,864,456

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Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B: Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that the Company obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors. UNIMICRON was previously measured at fair value through other comprehensive income and reclassified as investments accounted for under the equity method. Cumulative fair value changes that was previously recognized in other comprehensive income up to reclassification date was reclassified to retained earnings in the current period.

Note C: In April 2020, the Company disposed of the ownership of shares of CLIENTRON and reclassified the investment as financial assets at fair value through profit or loss due to loss of significant influence over it.

Note D: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

Note E: WINAICO IMMOBILIEN GMBH was a joint venture to the Company disposed in December 2020.

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The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$10,958 million, NT$10,697 million and NT$1,715 million, as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively. The fair value of these investments were NT$19,730 million, NT$18,885 million and NT$1,469 million, as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$1,711 million and NT$(826) million for the three-month periods ended March 31, 2021 and 2020, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$852 million and NT$(569) million for the three-month periods ended March 31, 2021 and 2020, respectively. The balances of investments accounted for under the equity method were NT$31,316 million, NT$29,507 million and NT$9,990 million as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively.

Although the Company is the largest shareholder of some associates; after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but owns significant influence over the aforementioned associates.

None of the aforementioned associates and joint ventures were pledged.

b.	Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company. When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month periods ended March 31, 2021 and 2020 were NT$1 million and NT$2 million, respectively, which were not included in the following table.

i.	The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method is as follows:

	For the three-month periods ended March 31,
	2021	2020
Income (loss) from continuing operations	$1,766,569	$(847,006)
Other comprehensive income (loss)	868,709	(590,167)
Total comprehensive income (loss)	$2,635,278	$(1,437,173)
22

ii.	The aggregate amount of the Company’s share of all its individually immaterial joint ventures that are accounted for using the equity method were both nil for the three-month periods ended March 31, 2021 and 2020, respectively.

c.	One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively. Another associate, YANN YUAN INVESTMENT CO., LTD., held 201 million shares, 201 million and 200 million shares of UMC’s stock as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively.

(7)	Other current assets

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Time deposits with original maturities of over three months to a year	$14,331,738	$14,305,779	$7,450,968
Costs to fulfill a contract	722,317	548,986	672,055
Others	71,692	71,566	-
Total	$15,125,747	$14,926,331	$8,123,023

(8)	Property, Plant and Equipment

For the three-month period ended March 31, 2021:

a.	Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2021	$1,690,613	$37,257,510	$871,569,325	$54,898	$6,908,778	$63,774	$16,529,296	$934,074,194
Additions	-	-	-	-	-	-	5,578,897	5,578,897
Disposals	-	-	(612,783)	-	(1,031)	-	(3,380)	(617,194)
Transfers and reclassifications	(100,375)	26,264	10,834,054	-	50,768	-	(10,674,167)	136,544
Exchange effect	(53,471)	(270,340)	(1,184,208)	(87)	(12,978)	(762)	(154,526)	(1,676,372)
As of March 31, 2021	$1,536,767	$37,013,434	$880,606,388	$54,811	$6,945,537	$63,012	$11,276,120	$937,496,069
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Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2021	$-	$19,851,288	$777,687,345	$42,732	$5,715,339	$49,963	$-	$803,346,667
Depreciation	-	375,905	10,416,020	1,303	130,766	1,954	-	10,925,948
Disposals	-	-	(607,189)	-	(1,030)	-	-	(608,219)
Transfers and reclassifications	-	1,712	32,173	-	-	-	-	33,885
Exchange effect	-	(41,842)	(504,198)	(68)	(5,289)	(349)	-	(551,746)
As of March 31, 2021	$-	$20,187,063	$787,024,151	$43,967	$5,839,786	$51,568	$-	$813,146,535
Net carrying amount:
As of March 31, 2021	$1,536,767	$16,826,371	$93,582,237	$10,844	$1,105,751	$11,444	$11,276,120	$124,349,534

b.	Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2021	$459,622	$2,451,311	$125,413	$1,315,633	$4,351,979
Transfers and reclassifications	100,375	(20,527)	(32,173)	-	47,675
Exchange effect	(4,057)	(3,806)	-	(1,835)	(9,698)
As of March 31, 2021	$555,940	$2,426,978	$93,240	$1,313,798	$4,389,956

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2021	$-	$1,007,545	$125,413	$1,171,885	$2,304,843
Depreciation	-	23,566	-	17,497	41,063
Transfers and reclassifications	-	(1,712)	(32,173)	-	(33,885)
Exchange effect	-	(1,328)	-	(1,298)	(2,626)
As of March 31, 2021	$-	$1,028,071	$93,240	$1,188,084	$2,309,395
Net carrying amount:
As of March 31, 2021	$555,940	$1,398,907	$-	$125,714	$2,080,561
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For the three-month period ended March 31, 2020:

a.	Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2020	$1,692,123	$38,437,588	$865,547,572	$65,909	$6,842,124	$65,883	$5,583,516	$918,234,715
Additions	-	-	-	-	-	-	2,918,802	2,918,802
Disposals	-	-	(194,196)	(10,770)	(4,780)	-	(12,938)	(222,684)
Transfers and reclassifications	-	23,194	3,637,455	-	56,302	(244)	(3,496,765)	219,942
Exchange effect	5,736	(32,642)	(52,304)	(130)	(7,721)	314	(16,167)	(102,914)
As of March 31, 2020	$1,697,859	$38,428,140	$868,938,527	$55,009	$6,885,925	$65,953	$4,976,448	$921,047,861

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2020	$-	$18,950,520	$745,722,965	$47,794	$5,383,434	$46,147	$-	$770,150,860
Depreciation	-	437,914	11,056,922	1,384	125,971	1,854	-	11,624,045
Disposals	-	-	(194,104)	(10,326)	(4,767)	-	-	(209,197)
Transfers and reclassifications	-	-	-	-	1,938	(1,938)	-	-
Exchange effect	-	39,973	537,282	(88)	(2,311)	242	-	575,098
As of March 31, 2020	$-	$19,428,407	$757,123,065	$38,764	$5,504,265	$46,305	$-	$782,140,806
Net carrying amount:
As of March 31, 2020	$1,697,859	$18,999,733	$111,815,462	$16,245	$1,381,660	$19,648	$4,976,448	$138,907,055
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b.	Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2020	$459,635	$2,637,271	$125,413	$1,315,180	$4,537,499
Exchange effect	46	(658)	-	(2,178)	(2,790)
As of March 31, 2020	$459,681	$2,636,613	$125,413	$1,313,002	$4,534,709

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2020	$-	$1,019,036	$125,413	$1,102,809	$2,247,258
Depreciation	-	26,755	-	17,411	44,166
Exchange effect	-	386	-	(905)	(519)
As of March 31, 2020	$-	$1,046,177	$125,413	$1,119,315	$2,290,905
Net carrying amount:
As of March 31, 2020	$459,681	$1,590,436	$-	$193,687	$2,243,804

Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 30 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Land (including land use right)	$5,146,136	$5,146,342	$5,512,885
Buildings	326,031	352,119	442,631
Machinery and equipment	2,115,427	2,227,035	2,017,113
Transportation equipment	11,838	12,252	12,976
Other equipment	9,619	10,294	12,632
Net	$7,609,051	$7,748,042	$7,998,237
26

	For the three-month periods ended March 31,
	2021	2020
Depreciation
Land (including land use right)	$81,843	$77,032
Buildings	30,423	30,502
Machinery and equipment	53,578	56,509
Transportation equipment	1,858	2,080
Other equipment	1,133	1,105
Total	$168,835	$167,228

i.	For the three-month periods ended March 31, 2021 and 2020, the Company’s addition to right-of-use assets amounted to NT$112 million and NT$58 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Current	$553,806	$550,147	$575,399
Noncurrent	4,924,602	5,026,717	5,169,507
Total	$5,478,408	$5,576,864	$5,744,906

Please refer to Note 6(23) for the interest expenses on the lease liabilities.

b.	The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

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(10)	Intangible Assets

For the three-month period ended March 31, 2021:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2021	$15,012	$4,264,558	$4,530,465	$3,497,252	$12,307,287
Additions	-	526,191	-	40,984	567,175
Write-off	-	(72,951)	-	(160,144)	(233,095)
Reclassifications	-	520	-	-	520
Exchange effect	-	(88,771)	(95,006)	(11,010)	(194,787)
As of March 31, 2021	$15,012	$4,629,547	$4,435,459	$3,367,082	$12,447,100

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2021	$7,398	$2,035,028	$2,852,037	$2,534,911	$7,429,374
Amortization	-	369,659	134,539	186,097	690,295
Write-off	-	(72,951)	-	(160,144)	(233,095)
Exchange effect	-	(47,972)	(41,946)	(7,545)	(97,463)
As of March 31, 2021	$7,398	$2,283,764	$2,944,630	$2,553,319	$7,789,111
Net carrying amount: As of March 31, 2021	$7,614	$2,345,783	$1,490,829	$813,763	$4,657,989

For the three-month period ended March 31, 2020:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2020	$15,012	$3,347,148	$4,183,505	$3,548,006	$11,093,671
Additions	-	65,669	69,439	171,176	306,284
Write-off	-	(60,591)	-	(39,528)	(100,119)
Reclassifications	-	1,264	-	-	1,264
Exchange effect	-	18,104	(130,341)	4,237	(108,000)
As of March 31, 2020	$15,012	$3,371,594	$4,122,603	$3,683,891	$11,193,100
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Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2020	$7,398	$951,176	$2,299,223	$2,637,627	$5,895,424
Amortization	-	308,398	132,404	208,938	649,740
Write-off	-	(60,591)	-	(39,528)	(100,119)
Exchange effect	-	13,145	(43,869)	3,453	(27,271)
As of March 31, 2020	$7,398	$1,212,128	$2,387,758	$2,810,490	$6,417,774
Net carrying amount: As of March 31, 2020	$7,614	$2,159,466	$1,734,845	$873,401	$4,775,326

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended March 31,
	2021	2020
Operating costs	$209,526	$220,158
Operating expenses	$480,769	$429,582

(11)	Short-Term Loans

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Unsecured bank loans	$5,162,639	$11,057,132	$8,176,948
Unsecured other loans	-	-	1,255,489
Total	$5,162,639	$11,057,132	$9,432,437

	For the three-month periods ended March 31,
	2021	2020
Interest rates applied	0.15%~3.60%	0.00%~4.05%

The Company’s unused short-term lines of credit amounted to NT$64,378 million, NT$63,177 million and NT$59,223 million as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively.

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(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Forward contracts	$19,653	$2,326	$-

(13)	Bonds Payable

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Unsecured domestic bonds payable	$18,700,000	$18,700,000	$18,700,000
Unsecured convertible bonds payable	-	-	11,202,875
Less: Discounts on bonds payable	(8,918)	(9,616)	(40,789)
Total	18,691,082	18,690,384	29,862,086
Less: Current portion	(8,198,971)	(1,999,910)	(11,173,797)
Net	$10,492,111	$16,690,474	$18,688,289

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest was paid annually and the principal was fully repaid in March 2020.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.
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b.	On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. In accordance with IAS 32 “Financial Instruments Presentation”, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million. The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%. The terms and conditions of the bonds are as follows:

i.	Issue Amount: US$600 million

ii.	Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

iii.	Redemption:
(i)	UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price. The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.
(ii)	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.
(iii)	UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.
(iv)	All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.
(v)	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.
(vi)	In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
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iv.	Terms of Conversion:
(i)	Underlying Securities: Ordinary shares of UMC
(ii)	Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.
(iii)	Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

v.	Conversion of Bonds:

The last conversion date of the bonds was on March 31, 2020. As of the date, the outstanding principal amount of the convertible bonds totaling US$231 million had been converted into 498 million shares.

Upon the maturity date of May 18, 2020, UMC fully redeemed the remaining unconverted bonds at 98.76% of the principal amount. The principal amount of redemption amounted to US$369 million. UMC reclassified cancelled convertible rights of NT$1,166 million from additional paid in capital-stock options to additional paid in capital-others.

(14)	Long-Term Loans

a.	Details of long-term loans as of March 31, 2021, December 31, 2020 and March 31, 2020 were as follows:

	As of
Lenders	March 31, 2021	December 31, 2020	March 31, 2020	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$1,093	$1,640	$3,280	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	18,247	19,464	10,380	Effective October 24, 2019 to October 24, 2024. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	-	-	859	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
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Secured Long-Term Loan from Taiwan Cooperative Bank (2)	$56,486	$59,459	$68,378	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	18,958	21,146	27,708	Repayable monthly from June 30, 2019 to May 31, 2023 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	53,000	56,000	-	Repayable monthly from September 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	27,414	28,965	-	Repayable monthly from November 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others (1) (Note A)	22,170,150	22,236,343	26,838,443	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Secured Syndicated Loans from China Development Bank and 6 others (2)	12,227,600	-	-	Effective March 19, 2021 to March 18, 2031. Interest-only payment for the first and the second year. Principal is repaid in 17 semi-annual payments with semi-annual interest payments.
Unsecured Long-Term Loan from ICBC Bank	1,622,397	1,702,589	1,706,831	Effective September 20, 2019 to September 9, 2021, Interest-only payment for the semi-annually year. Principal is repaid in 4 semi-annual payments with quarterly interest payments.
Unsecured Long-Term Loan from CTBC Bank	-	-	747,900	Settlement beforehand on September 28, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Xiamen Bank	436,700	440,500	-	Effective November 24, 2020 to May 24, 2022. Interest-only payment for the first semi-annually year. The principal will be repaid semi-annually of RMB 0.1 million and the remaining principal will be repaid once at maturity, and the interest will be paid monthly.
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Unsecured Long-Term Loan from Bank of Taiwan	$1,000,000	$2,000,000	$-	Effective March 10, 2022 to December 10, 2024. Principal is repaid in 12 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	-	2,000,000	-	Effective May 5, 2023 to May 5, 2025. Principal is repaid in 9 quarterly payments with monthly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note B)	500,000	1,500,000	2,000,000	Repayable semi-annually from October 16, 2020 to April 16, 2022 with monthly interest payments.
Unsecured Revolving Loan from Taipei Fubon Bank (Note C)	500,000	700,000	-	Repayable annually from August 9, 2021 to August 9, 2023 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note D)	1,000,000	1,000,000	1,900,000	Repayable quarterly from October 27, 2021 to October 27, 2022 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note E)	900,000	1,000,000	500,000	Repayable annually from December 11, 2021 to December 11, 2023 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (1) (Note F)	-	300,000	-	Settlement due on May 15, 2025 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (2) (Note G)	300,000	-	-	Settlement due on February 25, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (3) (Note G)	300,000	-	-	Settlement due on March 15, 2026 with monthly interest payments.
Subtotal	$41,132,045	$33,066,106	$33,803,779
Less: Current portion	(23,921,561)	(24,985,168)	(4,744,864)
Total	$17,210,484	$8,080,938	$29,058,915

	For the three-month periods ended March 31,
	2021	2020
Interest rates applied	0.89%~4.66%	1.00%~4.67%
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Note A: USCXM, the subsidiary of UMC failed to comply with the loan covenant to maintain its financial ratio at certain level and therefore the loan is reclassified to current liabilities. USCXM has notified the bank and executed the exemption application process. The exemption has been obtained as of April 21, 2021.

Note B: UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from October 17, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the two years and six months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is April 16, 2022. As of March 31, 2021, December 31, 2020 and March 31, 2020, the unused line of credit were NT$1 billion, nil and NT$0.5 billion, respectively.

Note C: UMC entered into a 5-year loan agreement with Taipei Fubon Bank, effective from February 9, 2018. The agreement offered UMC a revolving line of credit of NT$2 billion. This line of credit will be reduced starting from the end of the two years after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 9, 2023. As of March 31, 2021, December 31, 2020 and March 31, 2020, the unused line of credit were NT$1 billion, NT$0.8 billion and NT$2 billion, respectively.

Note D: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from November 2, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is October 27, 2022. As of March 31, 2021, December 31, 2020 and March 31, 2020, the unused line of credit were NT$1.3 billion, NT$1.7 billion and NT$1.1 billion, respectively.

Note E: UMC entered into a 5-year loan agreement with KGI Commercial Bank, effective from September 11, 2018. The agreement offered UMC a revolving line of credit of NT$2.5 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is December 11, 2023. As of March 31, 2021, December 31, 2020 and March 31, 2020, the unused line of credit were NT$1.1 billion, NT$1 billion and NT$2 billion, respectively.

35

Note F: First Commercial Bank approved the 1-year credit loan on December 30, 2019, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to December 30, 2020. As of December 31, 2020 and March 31, 2020, the unused line of credit were nil and NT$2 billion, respectively.

Note G: First Commercial Bank approved the 1-year credit loan on January 18, 2021, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to January 17, 2022. As of March 31, 2021, the unused line of credit was NT$1.4 billion.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$401 million and NT$350 million are contributed by the Company for the three-month periods ended March 31, 2021 and 2020, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. For the three-month periods ended March 31, 2021 and 2020, total pension expenses of NT$6 million and NT$10 million, respectively, were recognized by the Company.

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(16)	Deferred Government Grants

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Beginning balance	$10,207,109	$13,551,553	$13,551,553
Arising during the period	962,128	578,844	6,236
Recorded in profit or loss:
Other operating income	(987,088)	(3,994,818)	(952,358)
Exchange effect	(86,267)	71,530	(184,745)
Ending balance	$10,095,882	$10,207,109	$12,420,686

Current (classified under other current liabilities)	$3,864,469	$3,836,211	$3,668,639
Noncurrent (classified under other noncurrent liabilities-others)	6,231,413	6,370,898	8,752,047
Total	$10,095,882	$10,207,109	$12,420,686

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(17)	Refund Liabilities (classified under other current liabilities)

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Refund liabilities	$1,300,875	$1,252,451	$2,130,205

(18)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of March 31, 2021, December 31, 2020 and March 31, 2020, of which 12,422 million shares, 12,422 million shares, and 11,774 million shares were issued as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively, each at a par value of NT$10.
37

ii.	UMC had 145 million, 127 million and 138 million ADSs, which were traded on the NYSE as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively. The total number of common shares of UMC represented by all issued ADSs were 725 million, 636 million shares and 689 million shares as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively. One ADS represents five common shares.

iii.	Please refer to Note 6(13) for the Company’s conversion of unsecured convertible bonds into ordinary shares of UMC for the year ended December 31, 2020.

iv.	On September 1, 2020, UMC issued restricted stocks for its employees in a total of 200 million shares with a par value of NT$10 each. The issuance was approved by the competent authority and the registration was completed. Please refer to Note 6(19) for the information of restricted stocks.

b.	Treasury stock:

i.	UMC carried out a treasury stock program and repurchased its shares from the centralized securities exchange market. The purpose for the repurchase and changes in treasury stock during the three-month periods ended March 31, 2021 and 2020 were as follows:

For the three-month periods ended March 31, 2021 and 2020: None.

ii.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As such, the number of shares of treasury stock that UMC held as of March 31, 2021, December 31, 2020 and March 31, 2020, did not exceed the limit.

iii.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.	UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger. As of March 31, 2021, December 31, 2020 and March 31, 2020, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock. The closing price on March 31, 2021, December 31, 2020 and March 31, 2020, were NT$50.20, NT$47.15 and NT$13.65, respectively.
38

c.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.	The remaining, if applicable, may be distributed preferentially as preferred shares dividends for the current year, and if there is still a remaining balance, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as stockholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year. The distribution of stockholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2019 was approved by the stockholders’ meeting held on June 10, 2020, while the appropriation of earnings for 2020 was approved by the Board of Directors’ meeting on February 24, 2021. The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2020	2019	2020	2019
Legal reserve	$3,197,890	$963,947
Special reserve	(2,857,666)	(3,491,626)
Cash dividends	19,875,842	9,765,155	$1.60	$0.75
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The appropriation of earnings for 2019 approved by the stockholders’ meeting on June 10, 2020 is different from the amounts disclosed in the consolidated and parent company only financial statements for the year ended December 31, 2019 because of the additional legal reserve appropriated for the reversal of special reserve in accordance with the Rule No. 10902005780 subsequently issued by the Ministry of Economic Affairs, R.O.C. on March 3, 2020.

The aforementioned 2019 appropriation approved by stockholders’ meeting was consistent with the resolutions of the Board of Directors meeting held on April 27, 2020.

The cash dividend per share for 2019 was adjusted to NT$0.80395653 per share. The adjustment was made for the net decrease in outstanding common shares due to the share repurchase program and the conversion of convertible bonds into ordinary shares of UMC.

The appropriation of 2020 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date. Information relevant to the Board of Directors’ meeting recommendations and stockholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(21) for information on the employees and directors’ compensation.

d.	Non-controlling interests:

	For the three-month periods ended March 31,
	2021	2020
Beginning balance	$113,356	$410,065
Attributable to non-controlling interests:
Net loss	(539,017)	(976,625)
Other comprehensive income (loss)	(2)	126,673
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	-	106,879
Changes in subsidiaries’ ownership	(1,654)	(32)
Non-controlling interests	2,895	(570,188)
Others	519,812	971,871
Ending balance	$95,390	$68,643
40

(19)	Share-Based Payment

a.	Treasury stock plan for employees

In August 2018, the Company executed a compensation plan to offer 200 million shares of treasury stock to qualified employees of UMC. The compensation cost for the shared-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$16.95 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one or two years from the date of grant, the Company recognizes the compensation cost over the vesting period in which the services conditions are fulfilled, together with a corresponding increase in equity. The compensation plan had expired in September 2020. For the three-month period ended March 31, 2020, the compensation cost of NT$38 million was recognized in expenses by the Company.

In September 2020, the Company executed a compensation plan to offer 105 million shares of treasury stock to qualified employees of the Company. The compensation cost for the shared-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$21.45 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one year from the date of grant, the Company recognizes the compensation cost over the period in which the services conditions are fulfilled, together with a corresponding increase in equity. For the three-month period ended March 31, 2021, the compensation cost of NT$73 million was recognized in expenses by the Company.

b.	Restricted stock plan for employees

On June 10, 2020, the stockholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of UMC without consideration. The maximum shares to be issued are 233 million common shares. The Company is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within one year from the date of receiving the effective registration from the competent authority.

41

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 200 million shares of restricted stock for employees were issued without consideration on September 1, 2020. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The compensation cost for the equity-settled share-based payment was measured at fair value based on the closing quoted market price of the shares on the grant date, NT$21.8 per share. The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the three-month period ended March 31, 2021, the compensation cost of NT$371 million was recognized in expenses by the Company.

c.	Stock appreciation right plan for employees

In September 2020, the Company executed a compensation plan to grant 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC.

42

The compensation cost for the cash-settled share-based payment was measured at fair value on the grant date by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. The assumptions used are as below:

As of March 31, 2021
Share price of measurement date (NT$/ per share)	$50.20
Expected volatility	35.39%~42.46%
Expected life	1.42~3.42 years
Expected dividend yield	4.73%
Risk-free interest rate	0.16%~0.26%

For the three-month period ended March 31, 2021, the compensation cost of NT$62 million was recognized in expenses by the Company. As of March 31, 2021, the liabilities for stock appreciation right recognized amounted to NT$143 million. The intrinsic value for the liabilities of vested rights was nil.

(20)	Operating Revenues

a.	Disaggregation of revenue

i.	By Product

	For the three-month periods ended March 31,
	2021	2020
Wafer	$45,520,272	$40,700,133
Others	1,576,740	1,567,714
Total	$47,097,012	$42,267,847

ii.	By geography

	For the three-month periods ended March 31,
	2021	2020
Taiwan	$17,884,619	$16,200,811
Singapore	6,864,179	6,064,160
China (includes Hong Kong)	6,378,003	4,715,158
Japan	2,947,011	4,797,007
USA	5,632,221	5,936,760
Europe	1,295,479	1,063,261
Others	6,095,500	3,490,690
Total	$47,097,012	$42,267,847

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

43

iii.	By the timing of revenue recognition

	For the three-month periods ended March 31,
	2021	2020
At a point in time	$46,660,597	$41,933,251
Over time	436,415	334,596
Total	$47,097,012	$42,267,847

b.	Contract balances

i.	Contract assets, current

	As of
	March 31, 2021	December 31, 2020	March 31, 2020	December 31, 2019
Sales of goods and services	$617,061	$625,222	$590,944	$599,491
Less: Loss allowance	(367,593)	(367,381)	(386,574)	(385,248)
Net	$249,468	$257,841	$204,370	$214,243

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(6).

ii.	Contract liabilities

	As of
	March 31, 2021	December 31, 2020	March 31, 2020	December 31, 2019
Sales of goods and services	$3,284,451	$2,497,469	$1,921,586	$1,470,195

Current	$2,827,171	$2,040,989	$1,437,106	$988,115
Noncurrent	457,280	456,480	484,480	482,080
Total	$3,284,451	$2,497,469	$1,921,586	$1,470,195

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$539 million and NT$385 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the three-month periods ended March 31, 2021 and 2020.

44

c.	The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$2,759 million and NT$2,936 million as of March 31, 2021 and 2020, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. As of the report date, the progress cannot be reliably estimated primarily due to the suspension of the joint technology development agreement as disclosed in Note 9(6). The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer

As of March 31, 2021, December 31, 2020 and March 31, 2020, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$722 million, NT$549 million and NT$672 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(21)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended March 31,
	2021			2020
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$5,352,922	$2,658,352	$8,011,274	$4,912,231	$2,123,088	$7,035,319
Labor and health insurance	292,290	125,689	417,979	265,899	108,813	374,712
Pension	306,229	100,082	406,311	272,209	87,759	359,968
Other employee benefit expenses	61,611	27,365	88,976	64,481	29,008	93,489
Depreciation	10,594,685	473,246	11,067,931	11,256,276	511,741	11,768,017
Amortization	216,278	481,351	697,629	230,472	431,148	661,620
45

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the stockholders’ meeting for such distribution.

The Company recognizes the employees and directors’ compensation in the profit or loss during the periods when earned for the three-month periods ended March 31, 2021 and 2020. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2019 were reported to the stockholders’ meeting on June 10, 2020, while the distributions of employees and directors’ compensation for 2020 were approved through the Board of Directors meeting on February 24, 2021. The details of distribution are as follows:

	2020	2019
Employees’ compensation – Cash	$2,581,675	$1,132,952
Directors’ compensation	32,369	10,259

The aforementioned employees and directors’ compensation for 2020 approved during the Board of Directors’ meeting were consistent with amounts recognized by the Company. The aforementioned employees and directors’ compensation for 2019 reported during the stockholders’ meeting were consistent with the resolutions of the Board of Directors meeting held on February 26, 2020.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

46

(22)	Net Other Operating Income and Expenses

	For the three-month periods ended March 31,
	2021	2020
Government grants	$1,073,015	$1,034,088
Rental income from property	49,207	50,168
Gain on disposal of property, plant and equipment	19,196	9,849
Others	(81,770)	(80,421)
Total	$1,059,648	$1,013,684

(23)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the three-month periods ended March 31,
	2021	2020
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$1,759,147	$(1,136,655)
Gain (loss) on disposal of investments	(10,188)	5,876
Others	28,038	(87,346)
Total	$1,776,997	$(1,218,125)

b.	Finance costs

	For the three-month periods ended March 31,
	2021	2020
Interest expenses
Bonds payable	$63,461	$157,732
Bank loans	287,294	389,438
Lease liabilities	37,753	35,411
Others	59	36,052
Financial expenses	17,682	15,266
Total	$406,249	$633,899
47

(24)	Components of Other Comprehensive Income (Loss)

	For the three-month period ended March 31, 2021
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$4,176,385	$-	$4,176,385	$(33,302)	$4,143,083
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	875,739	-	875,739	-	875,739
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(1,458,521)	2,283	(1,456,238)	(727)	(1,456,965)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(5,576)	-	(5,576)	(291)	(5,867)
Total other comprehensive income (loss)	$3,588,027	$2,283	$3,590,310	$(34,320)	$3,555,990
48

	For the three-month period ended March 31, 2020
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(3,105,757)	$-	$(3,105,757)	$42,600	$(3,063,157)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(588,889)	-	(588,889)	-	(588,889)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(60,221)	-	(60,221)	(2,528)	(62,749)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	979	-	979	(451)	528
Total other comprehensive income (loss)	$(3,753,888)	$-	$(3,753,888)	$39,621	$(3,714,267)
49

(25)	Income Tax

a.	The major components of income tax expense (benefit) for the three-month periods ended March 31, 2021 and 2020 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended March 31,
	2021	2020
Current income tax expense (benefit):
Current income tax charge	$635,877	$184,041
Adjustments in respect of current income tax of prior periods	(30,055)	(835,148)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	140,996	249,623
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	402,185	124,755
Adjustment of prior year’s deferred income tax	(39,017)	(110,312)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(15,815)	(21,388)
Income tax expense (benefit) recorded in profit or loss	$1,094,171	$(408,429)

ii.	Income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2021	2020
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(33,302)	$42,600

(ii)	Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2021	2020
Exchange differences on translation of foreign operations	$(727)	$(2,528)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(291)	(451)
Income tax related to items that may be reclassified subsequently to profit or loss	$(1,018)	$(2,979)
50

iii.Deferred	income tax charged directly to equity

	For the three-month periods ended March 31,
	2021	2020
Recognition of temporary difference arising from initial recognition of the equity component of the compound financial instrument	$-	$3,691

b.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of March 31, 2021, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2018, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012. There is an uncertain tax position that the outcome of the income tax returns of certain companies within the Company may not be accepted by the tax authorities of the respective countries of operations. For the recognition and measurement of deferred income tax and current income tax which involved significant accounting judgments, estimates and assumptions, please refer to Note 5(5) of the Company’s consolidated financial statements for the year ended December 31, 2020.

(26)	Earnings Per Share

a.	Earnings per share-basic

	For the three-month periods ended March 31,
	2021	2020
Net income attributable to the parent company	$10,427,915	$2,206,930
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,206,293	11,782,936
Earnings per share-basic (NTD)	$0.85	$0.19

b.	Earnings per share-diluted

	For the three-month periods ended March 31,
	2021	2020
Net income attributable to the parent company	$10,427,915	$2,206,930
Effect of dilution
Unsecured convertible bonds	-	69,019
Income attributable to stockholders of the parent	$10,427,915	$2,275,949
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,206,293	11,782,936
Effect of dilution
Restricted stocks for employees	132,064	-
Employees’ compensation	43,465	83,698
Unsecured convertible bonds	-	1,221,191
Weighted-average number of common stocks after dilution (thousand shares)	12,381,822	13,087,825
Earnings per share-diluted (NTD)	$0.84	$0.17
51

(27)	Reconciliation of Liabilities Arising from Financing Activities

For the three-month period ended March 31, 2021:

			Non-cash changes
Items	As of January 1, 2021	Cash Flows	Foreign exchange	Others (Note A)	As of March 31, 2021
Short-term loans	$11,057,132	$(5,815,135)	$(79,358)	$-	$5,162,639
Long-term loans (current portion included)	33,066,106	8,182,369	(116,430)	-	41,132,045
Bonds payable (current portion included)	18,690,384	-	-	698	18,691,082
Guarantee deposits (current portion included)	235,992	381,784	(657)	-	617,119
Lease liabilities	5,576,864	(172,018)	(76,496)	150,058	5,478,408
Other financial liabilities-noncurrent	20,746,624	-	(178,542)	94,946	20,663,028

For the three-month period ended March 31, 2020:

			Non-cash changes
Items	As of January 1, 2020	Cash Flows	Foreign exchange	Others (Note A)	As of March 31, 2020
Short-term loans	$12,015,206	$(2,543,796)	$(74,994)	$36,021	$9,432,437
Long-term loans (current portion included)	33,902,074	(19,093)	(79,202)	-	33,803,779
Bonds payable (current portion included)	38,781,416	(2,500,000)	-	(6,419,330) (Note B)	29,862,086
Guarantee deposits (current portion included)	296,694	(31,636)	(1,402)	-	263,656
Lease liabilities	6,031,025	(185,435)	(64,401)	(36,283)	5,744,906
Other financial liabilities-noncurrent	20,093,441	-	(292,232)	92,782	19,893,991
52

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Please refer to Note 6(13) for the Company’s convertible bonds.

Note C: Please refer to Note 9(5) for more details on other financial liabilities-noncurrent.

(28)	Deconsolidation of Subsidiaries

NEXPOWER TECHNOLOGY CORP. (NEXPOWER)

NEXPOWER, the subsidiary of UMC, was resolved for dissolution and liquidation by the stockholder’s meeting on November 11, 2020 and the liquidator took control on the same day. According to IFRS 10 and related questions and answers issued, the Company has lost control over NEXPOWER and therefore derecognized its relevant assets and liabilities at the date when the control was lost.

a.	Derecognized assets and liabilities mainly consisted of:

Assets
Cash and cash equivalents	$776,586
Others current assets	18
776,604
Liabilities
Other payables	(194)
(194)
Net assets of deconsolidation	$776,410

b.	Consideration received and gain recognized from the deconsolidation:

Receivable from liquidation consideration (Note A)	$724,845
Less: Net assets of the deconsolidation	(776,410)
Add: Non-controlling interests	51,565
Other comprehensive income from equity reclassified to profit or loss due to derecognition	4,061
Gain on deconsolidation (Note B)	$4,061

Note A: NEXPOWER was deconsolidated when the control was lost. The company has not received liquidation consideration.

Note B: Gain on deconsolidation for the year ended December 31, 2020 was recognized as other gains and losses in the consolidated statement of comprehensive income.

53

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

Cash received	$-
Net cash of subsidiary derecognized	(776,586)
Net cash outflow from deconsolidation	$(776,586)

7.	RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
HSUN CHIEH INVESTMENT CO., LTD.	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related parties
UNITEDVISION SEMICONDUCTOR CO., LTD.	Other related parties
UPI SEMICONDUCTOR CORP.	Other related parties

(2)	Significant Related Party Transactions

a.	Operating transactions

Operating revenues

	For the three-month periods ended March 31,
	2021	2020
Associates	$575,189	$459,788
Others	7,533	4,175
Total	$582,722	$463,963

Accounts receivable, net

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Associates	$392,912	$172,808	$266,754
Others	4,790	6,110	2,154
Total	$397,702	$178,918	$268,908
54

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection period for domestic sales to related parties were month-end 30~60 days, while the collection period for overseas sales was net 30~60 days.

Refund liabilities (classified under other current liabilities)

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Associates	$1,415	$1,186	$14,105
Others	33	36	32
Total	$1,448	$1,222	$14,137

b.	Significant asset transactions

Acquisition of financial assets at fair value through profit or loss, noncurrent

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the three-month period ended March 31, 2021
Associates	82	Stock of ARTERY TECHNOLOGY CORPORATION (CAYMAN)	$13,929

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the three-month period ended March 31, 2020
Associates	1,000	Stock of WELLYSUN INC.	$25,000
55

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended March 31,
	2021	2020
Associates	$6,570	$61,803

c.	Others

Mask expenditure

	For the three-month periods ended March 31,
	2021	2020
Others	$380,527	$544,589

Other payables of mask expenditure

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Others	$460,563	$532,810	$601,204

d.	Key management personnel compensation

	For the three-month periods ended March 31,
	2021	2020
Short-term employee benefits	$198,924	$116,009
Post-employment benefits	497	576
Termination benefits	-	283
Share-based payment	263,047	6,586
Others	146	144
Total	$462,614	$123,598
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8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

As of March 31, 2021, December 31, 2020 and March 31, 2020

	Carrying Amount
	As of
	March 31, 2021	December 31, 2020	March 31, 2020	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$811,072	$811,072	$810,035	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	234,286	234,286	274,534	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	20,619	18,215	18,215	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	27,485	41,785	41,785	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,000,000	1,000,000	1,000,000	Bank of China	Bank performance guarantee
Refundable Deposits (Bank deposit)	8,447	-	-	Chang Hwa Commercial Bank	Collateral for letter of credit
Buildings	5,201,586	5,310,769	5,243,054	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	34,103,844	21,370,450	17,331,367	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Transportation equipment	2,810	3,174	-	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Furniture and fixtures	249,771	281,663	-	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	285,938	289,552	286,237	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$41,945,858	$29,360,966	$25,005,227
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9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of March 31, 2021, amounts available under unused letters of credit for importing machinery and equipment were NT$ 0.4 billion.

(2)	As of March 31, 2021, the Company entrusted financial institutes to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounting to NT$ 1.6 billion.

(3)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$ 3.7 billion. As of March 31, 2021, the portion of royalties and development fees not yet recognized was NT$ 1.0 billion.

(4)	The Company entered into several construction contracts for the expansion of its operations. As of March 31, 2021, these construction contracts amounted to approximately NT$ 2.3 billion and the portion of the contracts not yet recognized was approximately NT$ 1.6 billion.

(5)	The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. The Company obtained R.O.C. government authority’s approval for the investment and invested RMB 8.3 billion in USCXM in instalments from January 2015 to September 2018, according to the agreement that the Company obtained the ability to exercise control. Furthermore, based on the agreement, UMC recognized a financial liability in other noncurrent liabilities-others for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB 4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests. Any difference between the financial liability and the non-controlling interests balance is recognized in equity.
58

(6)	On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (“MICRON”). On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. The Company does not expect material financial impact resulting from this claim. UMC appealed against the sentence.

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. UMC has appointed counsels to prepare answers against these charges. Currently the civil complaint has been stayed by the court.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in questions, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial.

(7)	On March 14, 2019, a putative class action styled Meyer v. United Microelectronics Corporation and several executives, was filed under Securities Exchange Act of 1934 and Rule 10b-5 in the United States District Court for the Southern District of New York. The court appointed a lead plaintiff and approved a lead plaintiff counsel on May 23, 2019. On September 27, 2019, UMC received the service of plaintiffs’ amended complaint and appointed counsels to prepare the relevant procedures. Currently the mediation process has been completed and is now under trial. The Company does not expect material financial impact resulting from this claim.

10.	SIGNIFICANT DISASTER LOSS

None.

11.	SIGNIFICANT SUBSEQUENT EVENTS

None.

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12.	OTHERS

(1)	Categories of financial instruments

	As of
Financial Assets	March 31, 2021	December 31, 2020	March 31, 2020
Financial assets at fair value through profit or loss	$17,684,739	$16,042,721	$13,126,841
Financial assets at fair value through other comprehensive income	14,702,528	10,526,144	11,617,475
Financial assets measured at amortized cost
Cash and cash equivalents (excludes cash on hand)	107,279,349	94,042,271	95,160,398
Receivables	30,728,784	28,942,147	29,252,751
Refundable deposits	2,272,053	2,310,961	2,480,716
Other financial assets	14,412,216	14,386,131	7,459,754
Total	$187,079,669	$166,250,375	$159,097,935

	As of
Financial Liabilities	March 31, 2021	December 31, 2020	March 31, 2020
Financial liabilities at fair value through profit or loss	$19,653	$2,326	$-
Financial liabilities measured at amortized cost
Short-term loans	5,162,639	11,057,132	9,432,437
Payables	30,946,123	31,188,794	27,033,621
Guarantee deposits (current portion included)	617,119	235,992	263,656
Bonds payable (current portion included)	18,691,082	18,690,384	29,862,086
Long-term loans (current portion included)	41,132,045	33,066,106	33,803,779
Lease liabilities	5,478,408	5,576,864	5,744,906
Other financial liabilities	20,663,028	20,746,624	19,893,991
Total	$122,710,097	$120,564,222	$126,034,476
60

(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2021 and 2020 decreases/increases by NT$1,467 million and NT$1,888 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2021 and 2020 increases/decreases by NT$1,423 million and NT$1,803 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2021 and 2020 decreases/increases by NT$274 million and NT$482 million, respectively.

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Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), 6(13) and 6(14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the three-month periods ended March 31, 2021 and 2020 to decrease/increase by NT$12 million and NT$11 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the three-month periods ended March 31, 2021 and 2020 by NT$303 million and NT$208 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the three-month periods ended March 31, 2021 and 2020 by NT$653 million and NT$525 million, respectively.

(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

62

As of March 31, 2021, December 31, 2020 and March 31, 2020, accounts receivable from the top ten customers represent 61%, 62% and 45% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of March 31, 2021
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$5,227,079	$-	$-	$-	$5,227,079
Payables	30,616,588	-	-	-	30,616,588
Guarantee deposits	43,672	120,220	342,960	110,267	617,119
Bonds payable	8,525,986	4,362,755	6,431,929	-	19,320,670
Long-term loans	25,338,569	5,201,702	5,721,710	9,805,794	46,067,775
Lease liabilities	695,761	1,250,410	1,095,257	3,257,141	6,298,569
Other financial liabilities	-	16,972,728	4,243,409	-	21,216,137
Total	$70,447,655	$27,907,815	$17,835,265	$13,173,202	$129,363,937
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$1,348,905	$-	$-	$-	$1,348,905
Outflow	(1,368,558)	-	-	-	(1,368,558)
Net	$(19,653)	$-	$-	$-	$(19,653)
63

	As of December 31, 2020
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$11,240,785	$-	$-	$-	$11,240,785
Payables	31,008,010	-	-	-	31,008,010
Guarantee deposits	793	163,618	-	71,581	235,992
Bonds payable	2,374,587	8,484,393	8,563,021	-	19,422,001
Long-term loans	25,885,932	5,889,382	2,424,965	-	34,200,279
Lease liabilities	695,790	1,280,476	1,102,021	3,354,217	6,432,504
Other financial liabilities	-	17,120,418	4,280,333	-	21,400,751
Total	$71,205,897	$32,938,287	$16,370,340	$3,425,798	$123,940,322
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$393,442	$-	$-	$-	$393,442
Outflow	(395,768)	-	-	-	(395,768)
Net	$(2,326)	$-	$-	$-	$(2,326)

	As of March 31, 2020
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$9,594,518	$-	$-	$-	$9,594,518
Payables	26,358,497	200,215	-	-	26,558,712
Guarantee deposits	144,992	27,650	-	91,014	263,656
Bonds payable	11,557,122	10,559,240	8,658,233	-	30,774,595
Long-term loans	6,147,417	19,015,014	13,578,557	8,970	38,749,958
Lease liabilities	734,024	1,374,093	1,134,374	3,485,386	6,727,877
Other financial liabilities	-	16,646,255	4,161,786	-	20,808,041
Total	$54,536,570	$47,822,467	$27,532,950	$3,585,370	$133,477,357
64

(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of March 31, 2021

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 48 million	March 05, 2021~ April 19, 2021

As of December 31, 2020

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 82 million	December 11, 2020~February 05, 2021

As of March 31, 2020

None.

(7)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of March 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$804,123	$-	$227,740	$1,031,863
Financial assets at fair value through profit or loss, noncurrent	7,191,039	368,114	9,093,723	16,652,876
Financial assets at fair value through other comprehensive income, noncurrent	13,051,553	-	1,650,975	14,702,528
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	19,653	-	19,653
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	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$1,049,334	$2,384	$164,916	$1,216,634
Financial assets at fair value through profit or loss, noncurrent	5,546,320	393,856	8,885,911	14,826,087
Financial assets at fair value through other comprehensive income, noncurrent	9,058,372	-	1,467,772	10,526,144
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	2,326	-	2,326

	As of March 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$746,144	$-	$5,734	$751,878
Financial assets at fair value through profit or loss, noncurrent	3,852,286	202,499	8,320,178	12,374,963
Financial assets at fair value through other comprehensive income, noncurrent	10,496,308	-	1,121,167	11,617,475

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

67

During the three-month periods ended March 31, 2021 and 2020, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy is as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2021	$3,241,478	$3,279,003	$2,314,016	$216,330	$9,050,827	$1,297,627	$170,145	$1,467,772
Recognized in profit (loss)	35,247	(90,696)	258,769	4,440	207,760	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	168,909	14,294	183,203
Acquisition	108,887	54,130	57,806	70,750	291,573	-	-	-
Disposal	-	(99,697)	-	(12,031)	(111,728)	-	-	-
Transfer out of Level 3	(122,206)	-	-	-	(122,206)	-	-	-
Exchange effect	1,444	2,676	1,033	84	5,237	-	-	-
As of March 31, 2021	$3,264,850	$3,145,416	$2,631,624	$279,573	$9,321,463	$1,466,536	$184,439	$1,650,975

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2020	$2,880,688	$3,279,294	$2,011,025	$104,708	$8,275,715	$1,130,430	$175,494	$1,305,924
Recognized in profit (loss)	(33,405)	44,529	2,123	34,558	47,805	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	(169,986)	(14,771)	(184,757)
Acquisition	35,000	133,051	108,481	24,609	301,141	-	-	-
Disposal	-	(172,273)	-	(106,066)	(278,339)	-	-	-
Transfer out of Level 3	(35,000)	-	-	-	(35,000)	-	-	-
Exchange effect	3,314	7,790	3,024	462	14,590	-	-	-
As of March 31, 2020	$2,850,597	$3,292,391	$2,124,653	$58,271	$8,325,912	$960,444	$160,723	$1,121,167

The total profit of NT$203 million and NT$10 million for the three-month periods ended March 31, 2021 and 2020, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

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Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy are as follows:

As of March 31, 2021
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for three-month period ended March 31, 2021 by NT$274 million and NT$247 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the three-month period ended March 31, 2021 by NT$118 million.

As of March 31, 2020
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2020 by NT$257 million and NT$182 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the three-month period ended March 31, 2020 by NT$76 million.
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b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of March 31, 2021

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$18,884,842	$18,884,842	$-	$-	$18,691,082
Long-term loans (current portion included)	41,132,045	-	41,132,045	-	41,132,045

As of December 31, 2020

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$18,861,597	$18,861,597	$-	$-	$18,690,384
Long-term loans (current portion included)	33,066,106	-	33,066,106	-	33,066,106

As of March 31, 2020

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$30,008,755	$18,833,796	$11,174,959	$-	$29,862,086
Long-term loans (current portion included)	33,803,779	-	33,803,779	-	33,803,779
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(8)	Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies are as follows:

	As of
	March 31, 2021			December 31, 2020
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$773,377	28.48	$22,025,787	$711,855	28.43	$20,238,047
RMB:NTD	1,640	4.317	7,079	1,957	4.355	8,525
SGD:USD	74,262	0.7412	1,567,628	48,101	0.7559	1,033,694
USD:RMB	217,434	6.5713	6,168,225	182,252	6.5249	5,178,866
USD:JPY	121,448	110.72	3,438,327	195,035	103.52	5,544,168
Non-Monetary items
USD:NTD	161,989	28.48	4,613,451	143,991	28.43	4,093,667
Financial Liabilities
Monetary items
USD:NTD	257,701	28.58	7,365,100	241,111	28.53	6,878,910
RMB:NTD (Note C)	4,731,630	4.367	20,663,028	4,710,181	4.405	20,748,348
SGD:USD	84,666	0.7449	1,802,479	87,190	0.7596	1,893,220
USD:RMB	711,948	6.5713	20,430,665	763,407	6.5249	21,941,982
USD:JPY	28,037	110.72	806,494	29,542	103.52	852,317

				As of
				March 31, 2020
				Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD				$862,955	30.18	$26,043,977
RMB:NTD				1,658	4.233	7,017
SGD:USD				69,749	0.7011	1,475,840
USD:RMB				331,232	7.0851	9,934,056
USD:JPY				198,217	108.83	5,975,429
Non-Monetary items
USD:NTD				122,476	30.18	3,696,330
Financial Liabilities
Monetary items
USD:NTD				236,873	30.28	7,172,520
RMB:NTD (Note C)				4,644,873	4.283	19,893,991
SGD:USD				77,822	0.7048	1,660,829
USD:RMB				920,514	7.0851	27,933,437
USD:JPY				37,725	108.83	1,154,077
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Note A：The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.

Note B：Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

Note C：Please refer to Note 9(5) for more details on other financial liabilities-noncurrent.

(9)	Significant intercompany transactions among consolidated entities for the three-month periods ended March 31, 2021 and 2020 are disclosed in Attachment 1.

(10)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value. The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of March 31, 2021, December 31, 2020 and March 31, 2020 were as follows:

	As of
	March 31, 2021	December 31, 2020	March 31, 2020
Total liabilities	$144,589,394	$141,743,273	$149,636,711
Less: Cash and cash equivalents	(107,285,177)	(94,048,036)	(95,166,359)
Net debt	37,304,217	47,695,237	54,470,352
Total equity	249,672,760	235,773,102	210,819,906
Total capital	$286,976,977	$283,468,339	$265,290,258
Debt to capital ratios	13.00%	16.83%	20.53%
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13.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the three-month period ended March 31, 2021: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the three-month period ended March 31, 2021: Please refer to Attachment 3.

c.	Securities held as of March 31, 2021 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2021: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2021: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2021: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2021: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2021: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of March 31, 2021 (excluding investment in Mainland China): Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 12.

k.	Information of major shareholders as of March 31, 2021: Please refer to Attachment 12.
73

(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 2, 3, 8 and 9.

14.	OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

74

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the three-month period ended March 31, 2021

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$11,157,615	Net 60 days	24%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,746,561	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	281,221	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	15,073	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	722,831	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	477,334	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	385,941	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	265,062	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	105,163	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	72,560	-	0%

For the three-month period ended March 31, 2020

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$11,768,302	Net 60 days	28%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,416,264	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	946,557	Net 60 days	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	672,333	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	309,723 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	24,116	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	178,789	Net 60 days	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	73,591	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

75

ATTACHMENT 2 (Financing provided to others for the three-month period ended March 31, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance	Item	Value	Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	Yes	$10,537,600	$4,841,600	$-	-	The need for short-term financing	$-	Business turnover	$-	None	$-	$24,957,737	$99,830,948

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.

76

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the three-month period ended March 31, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	$112,309,817	$19,066,253	$19,066,253 (Note 5)	$16,806,682 (Note 5)	$-	7.64%	$112,309,817

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 6)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$10,188,397	$6,884,281	$6,884,281	$6,323,977	$-	30.41%	$10,188,397

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50 % of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.
5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
6. A company that all capital contributing shareholders make endorsements/ guarantees for their jointly invested company in proportion to their shareholding percentages.
7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.
Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of March 31, 2021.
Note 5: On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million.
On March 7, 2018, the board of directors resolved to increase the endorsement for syndicated loan amounted to USD 152 million, on October 24, 2018, the board of directors resolved to increase the endorsement for syndicated loan amounted to USD 41 million.
On July 24, 2019, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 26 million, on December 18, 2019, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 13 million.
On July 29, 2020, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 32 million and to increase the endorsement for short-term loans agreement amounted to CNY 900 million.
On October 29, 2020, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 32 million.
On December 16, 2020, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 29 million, to decrease the endorsement for short-term loans agreement amounted to CNY 900 million and to increase the endorsement for loans agreement amounted to CNY 1.97 billion.
Total endorsement amount is up to USD 371 million and CNY 1.97 billion. As of March 31, 2021, actual amount provided was NT$16.81 billion.
Note 6: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of March 31, 2021.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of March 31, 2021.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

77

ATTACHMENT 4 (Securities held as of March 31, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				March 31, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	18,000	$195,480	1.70	$195,480	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	327,200	1.13	327,200	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	110,210	0.22	110,210	None
Fund	RED ARC GLOBAL INVESTMENTS (IRELAND) ICAV TERM LIQUIDITY FUND	-	Financial assets at fair value through profit or loss, current	57	171,233	0.17	171,233	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	2,068,274	9.79	2,068,274	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,692	514,575	9.29	514,575	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,339,630	7.66	1,339,630	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	12,521	269,196	4.29	269,196	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	20,483	843,887	1.68	843,887	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,184	40,245	0.83	40,245	None
Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357	439,850	0.78	439,850	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	20,750	-	20,750	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	119,979	2,237,610	19.02	2,237,610	None
Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	20,000	874,336	12.67	874,336	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	1,358,306	8.67	1,358,306	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	16,445	9,455,637	2.70	9,455,637	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000	184,439	-	184,439	None

78

ATTACHMENT 4 (Securities held as of March 31, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,514	$2,287	19.65	$2,287	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	77,313	15.06	77,313	None
Stock	TRONC-E CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	-	14.49	-	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,750	20,962	11.69	20,962	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	17,825	10.23	17,825	None
Stock	CLIENTRON CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,228	133,901	9.79	133,901	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,719	107,188	9.12	107,188	None
Stock	MONTJADE ENGINEERING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	21,744	8.18	21,744	None
Stock	EXCELSIUS MEDICAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,500	30,990	7.50	30,990	None
Stock	TAIWAN REDEYE BIOMEDIAL INC.	-	Financial assets at fair value through profit or loss, noncurrent	445	20,025	7.43	20,025	None
Stock	NEW SMART TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	900	9,684	7.29	9,684	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,150	47,439	6.93	47,439	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	11	1,048	6.67	1,048	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	AMPAK TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	265,500	4.98	265,500	None
Stock	EMPASS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	300	6,558	4.53	6,558	None
Stock	ACT GENOMICS HOLDINGS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,600	152,755	4.24	152,755	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,838	-	4.20	-	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,114	50,139	4.01	50,139	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,400	110,040	3.71	110,040	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,374	197,909	3.51	197,909	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	10,059	216,264	3.44	216,264	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	265	-	3.16	-	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	150,149	3.11	150,149	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	128,339	2.96	128,339	None

79

ATTACHMENT 4 (Securities held as of March 31, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	$45,060	2.87	$45,060	None
Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741	347,364	2.70	347,364	None
Stock	CHITEC TECHNOLOGY CORP., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	627	21,287	2.15	21,287	None
Stock	FORMOSA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,100	50,400	2.12	50,400	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	79,117	2.07	79,117	None
Fund	VERTEX VI FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	4,272	2.04	4,272	None
Stock	M3 TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	694	98,201	1.89	98,201	None
Stock	YUEN FOONG YU CONSUMER PRODUCTS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,000	248,400	1.63	248,400	None
Stock	ACER E-ENABLING SERVICE BUSINESS INC.	-	Financial assets at fair value through profit or loss, noncurrent	550	86,350	1.51	86,350	None
Stock	TEAM GROUP INC.	-	Financial assets at fair value through profit or loss, noncurrent	902	46,833	1.23	46,833	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	615	79,335	1.08	79,335	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	131	208	1.07	208	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	888	35,214	1.02	35,214	None
Stock	POWERTEC ELECTROCHEMICAL CORP.(formerly POWERTEC ENERGY CORP.)	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.70	-	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	514	7,633	0.68	7,633	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	10,230	0.63	10,230	None
Stock	TIGERAIR TAIWAN CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,100	41,360	0.39	41,360	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,173	53,143	0.20	53,143	None
Stock	RAYDIUM SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	120	48,240	0.18	48,240	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	50	0.02	50	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	150,069	-	150,069	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	106,898	-	106,898	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	3,211	-	3,211	None
Stock-Preferred Stock	ACEPODIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,055	63,630	-	63,630	None
Stock-Preferred Stock	BRAVOTEK CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,250	63,970	-	63,970	None
Stock-Preferred Stock	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,400	44,721	-	44,721	None

80

ATTACHMENT 4 (Securities held as of March 31, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	YEONG GUAN ENERGY TECHNOLOGY GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	100	$10,750	-	$10,750	None
Convertible bonds	IBASE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	45	4,858	-	4,858	None
Convertible bonds	PCHOME ONLINE INC.	-	Financial assets at fair value through profit or loss, noncurrent	328	35,916	-	35,916	None
Convertible bonds	CHANG WAH ELECTROMATERIALS INC.	-	Financial assets at fair value through profit or loss, noncurrent	250	42,750	-	42,750	None
Convertible bonds	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	250	26,050	-	26,050	None
Convertible bonds	MERCURIES & ASSOCIATES HOLDING, LTD.	-	Financial assets at fair value through profit or loss, noncurrent	500	55,250	-	55,250	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	592,200	7.00	592,200	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Financial assets at fair value through other comprehensive income, noncurrent	16,079	807,153	0.13	807,153	None

TLC CAPITAL CO., LTD.

				March 31, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, current	-	$151,129	-	$151,129	None
Convertible bonds	JSAB HOLDING LTD.	-	Financial assets at fair value through profit or loss, current	-	71,200	-	71,200	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	182,178	18.18	182,178	None
Fund	EVERYI CAPITAL ASIA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	109,938	16.13	109,938	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	90,011	13.99	90,011	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	13	348,040	13.00	348,040	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,433	91,599	10.99	91,599	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	8,556	4.91	8,556	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,435	54,348	4.62	54,348	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	173,557	4.24	173,557	None
Stock	WELLYSUN INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	8,890	3.27	8,890	None
Stock	SUNDIA MEDITECH GROUP	-	Financial assets at fair value through profit or loss, noncurrent	117	-	3.20	-	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	-	2.67	-	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,183	98,835	1.75	98,835	None

81

ATTACHMENT 4 (Securities held as of March 31, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				March 31, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	$28,500	0.86	$28,500	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	527,741	0.77	527,741	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	202,744	0.64	202,744	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	365	47,085	0.64	47,085	None
Stock	POWTEC ELECTROCHEMICAL CORP.(formerly POWERTEC ENERGY CORP.)	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.46	-	None
Stock	YUEN FOONG YU CONSUMER PRODUCTS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	62,100	0.41	62,100	None
Stock	EVERGREEN STEEL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	61,000	0.25	61,000	None
Stock	VALUE VALVES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	40	3,876	0.10	3,876	None
Stock	ADVANCED ENERGY SOLUTION HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	49	30,886	0.06	30,886	None
Convertible bonds	TECHCENTIAL INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	99	9,801	-	9,801	None
Convertible bonds	CHANG WAH ELECTROMATERIALS INC.	-	Financial assets at fair value through profit or loss, noncurrent	120	20,520	-	20,520	None
Capital-Preferred stock	GUANGXI CHIPBETTER MICROELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	672	59,004	-	59,004	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685	4,377	-	4,377	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377	288,726	-	288,726	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332	-	-	-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519	-	-	-	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	26,499	-	-	-	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279	105,869	-	105,869	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	717	88,125	-	88,125	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,863	225,103	-	225,103	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000	67,563	-	67,563	None
Stock-Preferred stock	ARTERY TECHNOLOGY CORPORATION(CAYMAN)	Associate	Financial assets at fair value through profit or loss, noncurrent	852	120,035	-	120,035	None
Stock-Preferred stock	JSAB HOLDING LTD.	-	Financial assets at fair value through profit or loss, noncurrent	667	28,480	-	28,480	None

82

ATTACHMENT 4 (Securities held as of March 31, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				March 31, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	996	14.33	USD	996	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	16,476	11.47	USD	16,476	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,035	USD	18,995	9.76	USD	18,995	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	13,519	8.87	USD	13,519	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,953	5.03	USD	6,953	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,304	4.53	USD	3,304	None
Fund	GROVE VENTURES II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,036	3.25	USD	1,036	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	4,657	1.76	USD	4,657	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,940	1.69	USD	3,940	None
Fund	SIERRA VENTURES XII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	881	1.38	USD	881	None
Stock	APPIER GROUP INC.	-	Financial assets at fair value through profit or loss, noncurrent	640	USD	9,253	0.71	USD	9,253	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	USD	31	0.46	USD	31	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	4,304	-	USD	4,304	None
Stock-Preferred stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	454	USD	6,041	-	USD	6,041	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349	USD	3,256	-	USD	3,256	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,520	USD	6,643	-	USD	6,643	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	614	USD	1,017	-	USD	1,017	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30,075	USD	6,323	-	USD	6,323	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,866	USD	3,416	-	USD	3,416	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	175	USD	157	-	USD	157	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	8,246	-	USD	8,246	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	9,067	-	USD	9,067	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None

83

ATTACHMENT 4 (Securities held as of March 31, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
				March 31, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	5,236	-	USD	5,236	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	RENIAC, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,287	USD	2,266	-	USD	2,266	None
Stock-Preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	174	USD	200	-	USD	200	None
Stock-Preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,352	USD	1,006	-	USD	1,006	None
Stock-Preferred stock	A.A.A TARANIS VISUAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4	USD	3,413	-	USD	3,413	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,820	-	USD	1,820	None

TERA ENERGY DEVELOPMENT CO., LTD.

				March 31, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	375		$5,576	1.18		$5,576	None

SINO PARAGON LIMITED

				March 31, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$100,540	11.13		$100,540	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		39,390	5.00		39,390	None

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

				March 31, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	LANHOR FUND	-	Financial assets at fair value through profit or loss, noncurrent	-	RMB	35,474	9.71	RMB	35,474	None

84

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount
None

85

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

86

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments

None

87

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Subsidiary	Sales		$11,157,615	31%	Net 60 days	N/A	N/A		$5,746,561	27%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		460,116	1%	Month-end 60 days	N/A	N/A		303,560	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		281,221	1%	Net 30 days	N/A	N/A		15,073	0%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	386,588	90%	Net 60 days	N/A	N/A	USD	202,434	87%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	24,347	6%	Net 60 days	N/A	N/A	USD	16,860	7%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	13,803	3%	Net 60 days	N/A	N/A	USD	9,353	4%
WAVETEK MICROELECTRONICS CORPORATION	Associate	Purchases	USD	3,638	1%	Net 60 days	N/A	N/A	USD	2,548	1%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales	JPY	2,725,605	19%	Net 60 days	N/A	N/A	JPY	1,866,772	13%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales	RMB	88,147	10%	Net 60 days	N/A	N/A	RMB	61,400	13%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	23,608	3%	Net 60 days	N/A	N/A	RMB	18,025	4%

WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales		$105,163	24%	Net 60 days	N/A	N/A		$72,560	36%

88

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

UMC GROUP (USA)	Subsidiary	$-		$5,746,561	$7,114		$5,753,675	8.02	$-	-		$2,544,243	$11,646
FARADAY TECHNOLOGY CORP.	Associate	-		303,560	-		303,560	8.76	85	Collection in subsequent period		42,534	261

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

UMC GROUP (USA)	Associate	$-	JPY	1,866,772	$-	JPY	1,866,772	6.18	$-	-	JPY	748,656	$-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

UMC GROUP (USA)	Associate	$-	RMB	61,400	$-	RMB	61,400	5.93	$-	-		$-	RMB 64

89

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2021) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,700,012	$(23,402)	$(23,402)
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	136,945	1,091	1,091
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	4,364,208	268,422	268,422
GREEN EARTH LIMITED	Samoa	Investment holding	USD	977,000	USD	977,000	977,000	100.00	9,297,867	(757,579)	(757,579)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	400,167	100.00	4,861,004	293,749	293,749
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	40,003	41	41
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	401,734	100.00	5,816,164	399,850	399,850
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	21,180	187	187
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	590,365	2,568	2,568
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	142,603	250	250
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	23,285,686	582,088	582,088
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	16,894,943	470,516	470,516
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	80.62	303,002	(103,024)	(83,142)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	25,542	(1,657)	(753)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	765,075	142,489	59,845
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		2,342,800		2,342,800	234,280	40.00	3,048,700	1,401,327	560,531
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	858,851	36.49	10,755,737	2,338,164	853,149
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	30.87	7,415,269	30,195	9,322
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,626,161	128,514	17,704
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,438,565		2,438,565	196,136	13.36	9,331,612	1,709,694	228,498

90

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2021) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2021				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	18,655	100.00		$61,158		$(1,148)		$(1,148)
PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	44.45		6,010		(440)		(196)
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		96,093		3,697		930
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.65		3,298		(103,024)		(670)

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2021				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$7,201		$(923)		$(923)
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00		241,728		113,971		45,588
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	23.98		-		(6,237)		(940)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2021				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	5,904	USD	(6,405)	USD	(250)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2021				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	750	USD	750	750	100.00		$40,707		$(265)		$(265)

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2021				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,650	USD	1,650	1,650	100.00		$2,929		$(102)		$(102)

91

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2021) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00	$2,729	$(54)	$(54)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$23,351,607	$582,866	$582,866

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$23,351,607	$582,866	$582,866

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	$35,141	$423	$423
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	554,385	12,515	12,515
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services		-	JPY	35,000	-	-	-	(182)	(182)	Note
Note: UMC TECHNOLOGY JAPAN CO., LTD. was dissolved and liquidated on March 29, 2021.

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	974,050	USD	974,050	974,050	100.00	$9,272,447	$(757,615)	$(757,615)

92

ATTACHMENT 11 (Investment in Mainland China as of March 31, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2021		Investment flows		Accumulated outflow of investment from Taiwan as of March 31, 2021				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of March 31, 2021		Accumulated inward remittance of earnings as of March 31, 2021
							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$22,784 800)	(ii)SOARING CAPITAL CORP.	(USD	$22,784 800)	$-	$-	(USD	$22,784 800)		$(923)	100.00%		$(923) (iii)		$7,031		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	21,360 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	21,360 750)	-	-	(USD	21,360 750)		(264)	100.00%		(264) (iii)		40,269	(USD	125,084 4,392)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,392,320 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	576,720 20,250)	-	-	(USD	576,720 20,250)	(RMB	3,739 866)	25.14%	(RMB	941 218) (ii)	(RMB	93,122 21,571)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	13,578,234 3,145,294)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	8,803,225 309,102)	-	-	(USD	8,803,225 309,102)	(RMB	573,380 132,819)	99.9985% (Note 4)	(RMB	573,371 132,817) (ii)	(RMB	22,640,537 5,244,507)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	129,510 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	1,476 342)	99.9985%	(RMB	1,476 342) (iii)	(RMB	291,531 67,531)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	59,133,377 13,697,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	27,482,232 964,966) (Note5)	-	-	(USD	27,482,232 964,966) (Note5)	(RMB	(1,589,550) (368,207))	67.76%	(RMB	(1,077,018) (249,483)) (ii)	(RMB	13,386,054 3,100,777)		-

Accumulated investment in Mainland China as of March 31, 2021		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$36,906,321 (USD 1,295,868)			$60,597,409 (USD 2,127,718)			$149,746,422

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
	(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
	(i) The financial report was reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements were reviewed by the auditors of the parent company.
	(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA
	in the total amount of USD 383,569 thousand. As of March 31, 2021, the amount of investment has been all remitted.
Note 5 :	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
	The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 1,722,349 thousand. As of March 31, 2021, the amount of investment USD 357,138 thousand has not yet been remitted.

93

ATTACHMENT 12 (Information of major shareholders as of March 31, 2021)

UNITED MICROELECTRONICS CORPORATION
Name	Number of shares	Percentage of ownership (%)

JPMorgan Chase Bank, N.A. acting in its capacity as depositary and representative to the holders of ADRs	725,140,825	5.83

94